Lenco Mobile Inc.
2025 First Avenue, Suite 320
Seattle, Washington 98121

February 8, 2013

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

> Re: Lenco Mobile Inc.
> Form 10-K for the fiscal year ended December 31, 2011
> Filed June 22, 2012
> Form 8-K/A, dated December 23, 2011
> File No. 000-53830

Dear Mr. Spirgel:

We have received your letter dated December 14, 2012 containing comments related to our Form 10-K for the fiscal year ended December 31, 2011 (our *"Form 10-K"*) and to our Form 8-K/A dated December 23, 2011 (our "*Form 8-K/A*"). We appreciate your review and comment and are committed to providing you with the information you have requested on a timely basis. On December 21, 2012 we asked for an extension for a response by January 14th.

We are substantially complete with our response. However, we have been unable to pay our professional advisors, which have precluded us from finalizing our response. The Company is arranging for financing which will enable us to engage our advisors and finalize the response. We kindly ask that we may have until Friday, February 15 to respond.

We look forward to working with you and your staff on the comments that you have provided. Please let us know if there is any issue with the proposed response date.

If you have any questions, you may contact me at (206) 419-1975.

Sincerely,

/s/ Chris Dukelow
Chris Dukelow
Chief Financial Officer